# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CUREVAC N.V., CIK 0001809122
CUSIP: N2451R105
Title of class of securities: Common Shares, par value (euro)0.12 per share
Address of issuer's principal executive offices: PAUL-EHRLICH-STRABE 15 TUBINGEN, BADEN-WURTTEMBERG, Germany (2M), 72076
Date of event which requires filing of this statement: 06/12/2025
Filed by CIK 0001696029
Persons authorized to receive notices and communications: Brian S. North, Esquire, Buchanan Ingersoll & Rooney PC, 50 South 16th Street, Suite 3200, Philadelphia, Pennsylvania (PA), 19102, (215) 665-8700; Dr. Christina Eschenfelder, RITTERSHAUS, Harrlachweg 4, Mannheim, Germany (2M), 68163, 49 621 4256-275

## Reporting persons
- dievini Hopp BioTech holding GmbH & Co. KG (CIK 0001696029): type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 70,181,760; sole dispositive power 0; shared dispositive power 70,181,760; aggregate amount beneficially owned 70,181,760 (31.3% of the class)
  Comment: Item 13. This percentage is calculated based on 224,338,257 common shares of CureVac N.V. outstanding as set forth in its Annual Report on Form 20-F filed by the Issuer with the SEC on April 11, 2025 (the "Annual Report").
- DH-LT-Investments GmbH: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,753,595; sole dispositive power 0; shared dispositive power 8,753,595; aggregate amount beneficially owned 8,753,595 (3.9% of the class)
  Comment: Item 13. This percentage is calculated based on 224,338,257 common shares of CureVac N.V. outstanding as set forth in its Annual Report.
- DH-Capital GmbH & Co. KG: type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 70,181,760; sole dispositive power 0; shared dispositive power 70,181,760; aggregate amount beneficially owned 70,181,760 (31.3% of the class)
  Comment: Item 13. This percentage is calculated based on 224,338,257 common shares of CureVac N.V. outstanding as set forth in its Annual Report.
- OH Beteiligungen GmbH & Co. KG: type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 70,181,760; sole dispositive power 0; shared dispositive power 70,181,760; aggregate amount beneficially owned 70,181,760 (31.3% of the class)
  Comment: Item 13. This percentage is calculated based on 224,338,257 common shares of CureVac N.V. outstanding as set forth in its Annual Report.
- Dietmar Hopp: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); member of a group; source of funds: personal funds (PF); sole voting power 33,517; shared voting power 82,340,027; sole dispositive power 33,517; shared dispositive power 82,340,027; aggregate amount beneficially owned 82,373,544 (36.7% of the class)
  Comment: Item 13. This percentage is calculated based on 224,338,257 common shares of CureVac N.V. outstanding as set forth in its Annual Report.
- Oliver Hopp: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 70,181,760; sole dispositive power 0; shared dispositive power 70,181,760; aggregate amount beneficially owned 70,181,760 (31.3% of the class)
  Comment: Item 13. This percentage is calculated based on 224,338,257 common shares of CureVac N.V. outstanding as set forth in its Annual Report.
- Daniel Hopp: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 70,181,760; sole dispositive power 0; shared dispositive power 70,181,760; aggregate amount beneficially owned 70,181,760 (31.3% of the class)
  Comment: Item 13. This percentage is calculated based on 224,338,257 common shares of CureVac N.V. outstanding as set forth in its Annual Report.
- DHFS II Holding GmbH & Co. KG: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,753,595; sole dispositive power 0; shared dispositive power 8,753,595; aggregate amount beneficially owned 8,753,595 (3.9% of the class)
  Comment: Item 13. This percentage is calculated based on 224,338,257 common shares of CureVac N.V. outstanding as set forth in its Annual Report.
- Zweite DH Verwaltungs GmbH: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,404,672; sole dispositive power 0; shared dispositive power 3,404,672; aggregate amount beneficially owned 3,404,672 (1.5% of the class)
  Comment: Item 13. This percentage is calculated based on 224,338,257 common shares of CureVac N.V. outstanding as set forth in its Annual Report.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value (euro)0.12 per share
Name of issuer: CUREVAC N.V.
Address of issuer's principal executive offices: PAUL-EHRLICH-STRABE 15 TUBINGEN, BADEN-WURTTEMBERG, Germany (2M), 72076
Comment:
This Amendment No. 8 to Schedule 13D (this "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission on August 24, 2020 by the Reporting Persons (the "Initial Statement" and, as amended and supplemented through the date of this Amendment, collectively, the "Statement") with respect to common shares, par value (euro)0.12 per share (the "Shares") of CureVac N.V., a Dutch public company (the "Issuer").

This amendment is being filed to reflect the entry into a Tender and Support Agreement dated June 12, 2025 (the "Tender and Support Agreement") by dievini Hopp BioTech holding GmbH & Co. KG ("dievini"), DH-LT-Investments GmbH ("DH-LT Investments"), Zweite DH Verwaltungs GmbH ("Zweite DH"), and DH-Assets GmbH & Co. KG ("DH-Assets" and collectively, with dievini, DH-LT-Investments, and Zweite DH, the "Supporting Stockholders ") with BioNTech SE, a European stock corporation (the "Buyer"), with respect to the Shares held by the Supporting Stockholders.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Supporting Stockholders entered into the Tender and Support Agreement to facilitate the disposition of their Shares to the Buyer pursuant to the terms of a Purchase Agreement, dated as of June 12, 2025, between the Buyer and the Issuer (the "Purchase Agreement") and the exchange offer described therein (the "Exchange Offer").

The Purchase Agreement provides for, among other things (a) Buyer to commence the Exchange Offer to acquire (subject to a minimum condition described in the Purchase Agreement) any and all of the outstanding ordinary shares, par value (euro)0.12 per share, of the Issuer for the consideration and upon the terms and subject to the conditions set forth in the Purchase Agreement and (b) following the consummation of the Exchange Offer, a post-offer reorganization of the Issuer.

The Tender and Support Agreement requires the Supporting Stockholders to, among other things (i) tender all of their Shares into the Exchange Offer, subject to the transfer restrictions set forth in Shareholders Agreement described in Item 6 being lifted; (ii) vote in favor of any proposal to facilitate the Exchange Offer submitted by the Issuer for approval by the Issuer's shareholders and recommended by its management and supervisory boards, and against any proposal, action or agreement for an alternate acquisition transaction or having certain adverse effects on the Exchange Offer or post offer reorganization, in each case subject to the voting restrictions in the Shareholders Agreement being lifted; and (iii) agree to certain other restrictions on its or their respective ability to take actions with respect to the Issuer and the Shares.

The Tender and Support Agreement also requires dievini to work with the Issuer and other contributing pre-IPO shareholders to use reasonable endeavors to obtain amendments to the terms of certain of the Issuer's equity awards which would otherwise be satisfied by dievini contributing Shares to the Issuer.

The foregoing descriptions of the Purchase Agreement and the Tender and Support Agreement, and the respective transactions contemplated thereby, do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the form of Tender and Support Agreement is included as Exhibit 99.3 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) and (b) The information required by Items 5(a) and (b) is set forth in Rows 7 - 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Shareholders' Agreement

In connection with an investment made in the Issuer by Kreditanstalt fur Wiederaufbau ("KfW"), KfW, dievini, and Dietmar Hopp entered into the Shareholders' Agreement, agreeing to certain transfer restrictions and rights of first refusal relating to their interests in the Issuer, certain nomination rights, and a voting agreement relating to certain specified actions, to which DH-LT-Investments, and Zweite DH Verwaltungs GmbH, 4H invest GmbH and Bohlini invest GmbH acceded . In particular, the parties agreed to vote a specified number of their shares as directed by KfW on certain specified actions, subject to certain exceptions. These specified actions include, inter alia: (i) transferring the tax domicile of the Issuer and/or the approval of the transfer of the corporate or administrative seat of CureVac AG; (ii) relocating or ceasing activities in specified areas to a state outside the European Union to the extent (in particular in the area of the development of vaccines) material for the protection of the health of the population of the European Union; (iii) entering into material mergers and acquisitions; and (iv) amendments to the articles of association of CureVac AG which would affect the foregoing matters. Under the terms of the Shareholders' Agreement, Dietmar Hopp had agreed to purchase an aggregate of EUR 100 million of the Issuer's ordinary shares in a concurrent private placement at a price per share equal to the initial public offering price. Dietmar Hopp effected this purchase through DH-LT-Investments.

The Shareholders' Agreement has an initial fixed term that expires on December 31, 2023, subject to a right to extend for one year for the benefit of KfW and dievini. On February 23, 2023, KfW provided a written notice to the other parties to the Shareholders' Agreement exercising such extension right and the term of the Shareholders' Agreement has been extended to December 31, 2024. The Shareholders' Agreement may be terminated after December 31, 2024, by either party subject to six months' notice prior the end of the applicable calendar year. In addition, the Shareholders' Agreement shall automatically terminate if KfW sells all or a part of its interest in the Issuer to a third party, subject to certain exceptions.

On January 13, 2022, the parties to the Shareholders' Agreement entered into that certain Second Supplement to the Shareholders' Agreement (the "Second Supplement"), whereby certain transfer restrictions and rights of first refusal relating to the parties' interests in the Issuer, among others, were amended. Among other things, the Second Supplement:

Provides that, out of the Shares held of record by dievini and DH-LT Investments at the time of the entry into the Shareholders' Agreement, 49,897,938 Shares are Restricted Shares (the "Restricted Shares") and 29,877,279 Shares are Non-restricted dievini Shares (the "Unrestricted dievini Shares");

Increases the number of Unrestricted dievini Shares that dievini and DH-LT Investments may dispose of during the period starting from August 15, 2021 and ending on August 14, 2022 (the "Extended Lock-Up Period") from shares having a total selling price of up to EUR 250,000,000.00 to shares having an aggregate consideration value (defined as the higher of the purchase price or the stock market value (less a market standard discount on the stock market value)) of up to EUR 450,000,000.00 (the "Cap") and clarifies that such disposals are not subject to the right of first refusal in favor of KfW and without the acquirer being obliged to accede to the Shareholders' Agreement;

Provides that any disposals by dievini after the Extended Lock-Up Period (but in case of Unrestricted dievini Shares only in excess of the Cap) are subject to a right of first refusal in favor of KfW;

Allows dievini and the dievini Shareholders to transfer Shares to a wider group of people and entities which is now defined as (1) dievini's affiliates, (2) the ultimate beneficial owners of dievini and their relatives, (3) Dietmar Hopp, Daniel Hopp, Oliver Hopp, Prof Dr Christof Hettich, Dr Friedrich von Bohlen und Halbach, Dr Mathias Hothum and their respective relatives, and (4) partnerships and/or companies solely or jointly controlled by the persons referred to in the foregoing clauses (2) and (3) (collectively, the "dievini Shareholders") and clarifies that such transfers are not subject to the right of first refusal in favor of KfW provided that such dievini Shareholders receiving Shares agree to be bound by the Shareholders' Agreement and that certain other conditions are satisfied;

Eliminates dievini's right of first refusal with respect to any transfer of Shares by KfW; and

Provides that the Shareholders' Agreement shall automatically terminate if KfW disposes of a number of Shares exceeding the aggregate consideration value (defined as the higher of the purchase price or the stock market value (less a market standard discount on the stock market value) of EUR 300,000,000 to a third party.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Power of Attorney (Incorporated by reference to Exhibit 1 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on May 5, 2022).

99.2 Joint Filing Agreement (Incorporated by reference to Exhibit 2 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on May 5, 2022).

99.3 Tender and Support Agreement

## Signatures
- dievini Hopp BioTech holding GmbH & Co. KG: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder/Attorney-in-fact (06/16/2025)
- DH-LT-Investments GmbH: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder/Attorney-in-fact (06/16/2025)
- DH-Capital GmbH & Co. KG: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder/Attorney-in-fact (06/16/2025)
- OH Beteiligungen GmbH & Co. KG: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder/Attorney-in-fact (06/16/2025)
- Dietmar Hopp: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder as attorney-in-fact (06/16/2025)
- Oliver Hopp: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder as attorney-in-fact (06/16/2025)
- Daniel Hopp: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder as attorney-in-fact (06/16/2025)
- DHFS II Holding GmbH & Co. KG: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder/Attorney-in-fact (06/16/2025)
- Zweite DH Verwaltungs GmbH: /s/ Dr. Christina Eschenfelder, Dr. Christina Eschenfelder/Attorney-in-fact (06/16/2025)